[Otter Tail Corporation letterhead]
October 25, 2010
Via Edgar
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549-3561

RE:	Otter Tail Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 Definitive Proxy Statement Filed on Schedule 14A Filed March 5, 2010 File No. 0-53713
Dear Mr. Owings:
Enclosed is the response of Otter Tail Corporation (the “Company”) to the comment received by letter dated October 12, 2010 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings. For ease of reference, the Company has set forth below the numbered comment of your letter, followed by the Company’s response.
Definitive Proxy Statement Filed on Schedule 14A
Purpose and Philosophy, page 11
1.	We note your response to comment one in our letter dated September 16, 2010. However, it is unclear whether you are using the survey data for a general understanding of compensation practices or as a reference point to base compensation decisions. Please revise to clarify your disclosure and, if applicable, identify the component companies. For guidance, refer to Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website at www.sec.gov.
Response
We have reviewed Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K). For purposes of our compensation decisions made in 2008 (as described in our 2009 Proxy Statement), our compensation committee utilized the general survey data computed by Towers Perrin in 2007 as a reference point. For purposes of our compensation decisions in 2009 (as described in our 2010 Proxy Statement),

Mr. H. Christopher Owings
our compensation committee utilized the same general survey data computed by Towers Perrin in 2007, but only for a general understanding of compensation practices and not as a reference point. In 2010, we do not presently intend to utilize survey data for purposes of our compensation decisions. However, if we do utilize surveys or databases to benchmark compensation for our named executive officers, we will provide disclosure consistent with the requirements of Item 402(b)(2)(xiv) of Regulation S-K, taking into consideration your guidance referenced above, in our future filings.
If you have any questions regarding this letter please contact me at (701) 451-3567.

Sincerely,

/s/ George A. Koeck

George A. Koeck
General Counsel and Corporate Secretary